Reliance
Industries Limited

RECEIVED
2009 APR 28 A 6:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

09045953

April 23, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 41	April 23, 2009	Unaudited Financial Results for the quarter/ year ended March 31, 2009
2	Clause 41	April 23, 2009	Media Release on Unaudited Financial Results for the quarter/ year ended March 31, 2009
3	SEBI Circular No.D&CC/FITTC/ CIR-16/2002 dated December 31, 2002	April 23, 2009	Secretarial Audit Report from M/s Dayal & Lohia, Chartered Accountants for the quarter ended March 31, 2009

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

4/28

Reliance
Industries Limited

RECEIVED
2009 APR 28 A 6:19

April 23, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Fax No: 2272 3121 / 2272 2037

Trading Symbol: "RELIANCE EQ"

Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Unaudited Financial Results for the quarter/ year ended March 31, 2009 – Media Release

In continuation of our letter of even date on the above subject, we send herewith a copy of Media Release issued by the Company, in this regard.

The Unaudited Financial Results for the quarter/ year ended March 31, 2009 approved by the Board of Directors and the Press Release in this connection will also be available on the Company's website, 'www.ril.com'.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Media Release

Reliance
Industries Limited

Mumbai, 23rd April 2009

RPL Refinery And KG D6 Commissioned

RIL And RPL Boards, Shareholders And Creditors Approve Merger

Revenue And Earnings Growth In Challenging Times

Reliance Industries Limited (RIL) today reported its financial performance for the year ended 31st March, 2009. Highlights of the un-audited financial results as compared to the previous year are:

4Q FY09	3Q FY09	4Q FY08	% Change wrt 4QFY08	(In Rs. Crore)	FY09	FY08	% Change
29,073	32,535	38,697	-24.9%	Turnover	**150,771**	139,269	8.3%
6,430	6,026	6,308	1.9%	PBDIT	**25,428**	24,201	5.1%
3,546	3,501	3,912	-9.4%	Net Profit	**15,279**	19,458	-21.5%
3,874	3,501	3,912	-1.0%	Net Profit [excl. exceptional item]	**15,607**	15,261	2.3%
25.6	23.5	26.9		EPS (Rs.) [excl. exceptional item]	**103.2**	105.0	

- Turnover increased by 8.3% to Rs. 150,771 crore (US$ 29.7 billion)
- Exports increased by 12.6% to Rs. 94,038 crore (US$ 18.5 billion)
- PBDIT increased by 5.1% to Rs. 25,428 crore (US$ 5.0 billion)
- Cash Profit before exceptional items increased by 2.7% to Rs. 21,566 crore (US$ 4.3 billion)
- Net Profit before exceptional items increased by 2.3% to Rs. 15,607 crore (US$ 3.1 billion)
- Gross Refining Margin at US$ 12.2 / bbl for the fiscal year 2008-09
- Return on Capital Employed (ROCE) was 20.7% for the fiscal year 2008-09
- Return on Equity (ROE) was 21.0% for the fiscal year 2008-09
- Net Debt to Equity is 0.24 as on 31st March 2009

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

CORPORATE HIGHLIGHTS

- On 2nd March 2009, the Board of Directors of RIL and RPL unanimously approved RPL's merger with RIL subject to necessary approvals. The exchange ratio recommended by both boards is 1 (one) share of RIL for every 16 (sixteen) shares of RPL. RIL will issue 6.92 crore new shares, thereby increasing its equity capital to Rs. 1,643 crore. The appointed date of merger of RPL with RIL is 1st April 2008.

- Following the approval of merger by boards of RIL and RPL -
  - Credit rating agencies - S&P, Moodys, Fitch and Crisil - have reaffirmed rating of RIL's debt instruments
  - Merger of RPL with RIL was approved by the shareholders and creditors of both the companies

- RIL has agreed to purchase 22.50 crore equity shares of RPL, constituting 5% of RPL's equity from Chevron India Holdings Pte Limited Singapore, a wholly owned subsidiary of Chevron Corporation (Chevron) in accordance with the provisions of Equity Investment agreement amongst Chevron, RPL and RIL.

- On 3rd October 2008, RIL had allotted 12 crore equity shares of Rs. 10/- each, upon exercise of the rights attached to warrants issued to the Promoter Group on 12th April 2007.

- RIL continues to be amongst the 30 fastest climbers in the 2008 list of Global Fortune 500 Companies. RIL's new rankings across various parameters were as follows:
  - Rank 206 based on Sales
  - Rank 103 based on Profits

- RIL - Dahej has been awarded one of the prestigious award by the Greentech Foundation, India - The 'Greentech Safety Award 2009 – Gold' in Petrochemicals Sector.

- RIL – Hazira wins the Indira International Innovation Excellence Award

- Reliance Technology Group Hazira wins prestigious International Award for creating World Class Research and Technology Centre.

COMMENTING ON THE RESULTS, MUKESH D. AMBANI, CHAIRMAN AND MANAGING DIRECTOR, RELIANCE INDUSTRIES LIMITED SAID:

"This was a transformational year for Reliance. We commissioned our large refinery and substantially completed gas development projects. We have set new global benchmarks for project execution. Our operating performance with earnings growth is creditable in a year of extraordinary challenges of price volatility and demand reduction."

FINANCIAL PERFORMANCE REVIEW AND ANALYSIS

Turnover achieved for the year ended 31st March 2009 was Rs. 150,771 crore (US$ 29.7 billion), reflecting a growth of 8.3% over the previous year. Increase in prices accounted for 6.8% growth in revenue while higher volumes accounted for 1.5%. During the year, exports were higher by 12.6% at Rs. 94,038 crore (US$ 18.5 billion).

Consumption of raw materials and purchase of traded goods increased by 11.4% from Rs. 96,312 crore to Rs. 107,304 crore (US$ 21.2 billion) mainly on account of higher crude and naphtha prices during the first half of the year and higher trading of the goods.

Employee cost was Rs 2,358 crore (US$ 465 million) for the year as against Rs. 2,119 crore primarily on account of Voluntary Separation Scheme (VSS) announced for the employees of Patalganga unit during the quarter ended 31st December 2008. Over 425 employees accepted the VSS offered by the Company. A sum of Rs. 110 crore (US$ 22 million) has been paid during the third quarter.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

Other expenditure increased by 16.0% from Rs. 9,839 crore to Rs. 11,413 crore (US$ 2.3 billion). Expenditures were higher due to exchange differences, power and labour costs partially offset by lower establishment expenses.

Operating Profit before other income and depreciation remained flat at Rs. 23,395 crore (US$ 4.6 billion) as against Rs. 23,306 crore in the previous year. Net operating margin for the year was lower at 15.5% as compared to 16.7% in the previous year due to a softer margin environment in both petrochemicals and refining. Upstream margins however, were better due to enhanced realizations from both oil and gas.

Other income was at Rs. 2,033 crore (US$ 401 million) as against Rs. 895 crore due to higher interest income on account of higher cash and cash equivalents and gain on sale of investments.

Depreciation was higher by 4.4% at Rs. 5,059 crore (US$ 997 million) against Rs. 4,847 crore in the previous year primarily on account of higher amortization in Oil & gas segment.

Interest cost was higher at Rs. 1,692 crore (US$ 334 million) as against Rs. 1,077 crore primarily on account of increased borrowings during the year. Interest capitalized, during the year, was Rs. 2,532 crore (US$ 499 million) as against Rs. 885 crore in the previous year.

Exceptional item represents provision of Rs. 370 crore (US$ 73 million), in the quarter ending 31st March 2009, towards estimated claims on account of subsidiaries.

Profit after tax, excluding exceptional item was Rs. 15,607 crore (US$ 3.1 billion), representing an increase of 2.3%. Profit after tax, including exceptional item, was Rs. 15,279 crore (US$ 3.0 billion) as against Rs. 19,458 crore for the previous year.

Basic earning per share (EPS), excluding exceptional item, for the year was Rs. 103.2 (US$ 2.03) against Rs. 105.0 for the previous year. Basic earning per share (EPS), including exceptional item, for the year was Rs. 101.0 (US$ 1.99).

The outstanding debt as on 31st March 2009 was Rs 53,457 crore (US$ 10.5 billion) compared to Rs 36,480 crore as on 31st March 2008. Net gearing as on 31st March 2009 was 19.2% as compared to 22.3% on 31st March 2008.

RIL has cash and cash equivalents of nearly Rs. 25,000 crore (US$ 5.0 billion). These are in fixed deposits, certificate of deposits with banks and Government securities and bonds. RIL's net debt was approximately equivalent to 1.1 times PBDIT for the year.

The capital expenditure towards projects including interest capitalization for the year was Rs. 24,907 crore (US$ 4.9 billion).

RIL has domestic credit ratings of AAA from CRISIL and FITCH. Moody's and S&P have reaffirmed investment grade ratings for international debt of RIL, as Baa2 and BBB respectively.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

OIL AND GAS (EXPLORATION & PRODUCTION) BUSINESS

4Q FY09	3Q FY09	4Q FY08	% Change wrt 4QFY08	(In Rs. Crore)	FY09	FY08	% Change
736	1,031	828	-11.2%	Segment Revenue	**3,489**	2,702	29.1%
473	605	447	5.8%	Segment EBIT	**2,226**	1,503	48.1%
64.3%	58.7%	54.0%		EBIT Margin (%)	**63.8%**	55.6%	

DOMESTIC OPERATIONS

RIL share in Tapti block production was 1,260 MMSCM of natural gas and 81,475 tonnes of condensate, registering a growth of 25% and 17% respectively over the previous year.

RIL share in Panna-Mukta block production was 500 MMSCM of natural gas and 484,565 tonnes of crude oil, a decrease of 18% and 15% respectively as compared to the previous year. The decrease in production at Panna-Mukta was due to a shutdown in June'08 in the processing platform.

Oil production commenced from KG D6 block on 17th September 2008 with an initial production of 5,000 barrels per day. RIL share in KG D6 block oil production was 117,000 tonnes of crude oil for the period under review. Oil production was shutdown for repair from December 2008 to first week of March 2009. It is currently under planned shutdown for Phase II connectivity and the production is expected to resume in the last week of April 2009.

On 2nd April 2009, gas production commenced from KG D6 block (D1 / D3 discoveries) in a record time of six and half years, as against world average of 9 – 10 years for similar deepwater facilities. KG D6 is amongst the five largest deepwater gas projects globally.

Gas production is expected to transform India's energy landscape and is expected to double the current level of indigenous gas production.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

RIL has signed Gas sales purchase agreement (GSPA) with customers in fertilizer sector for supply from KG D6. The GSPA was signed with 12 customers in fertilizer sector for supply of approximately 15 MMSCMD natural gas.

RIL along with BP was awarded the deep water block KG-DWN-2005/2 offered under NELP VII. RIL is the operator of the block and has 70% participating interest; BP holds the remaining 30% participating interest.

There were 2 gas discoveries as follows:

- Discovery B1 in the KG - VD3 Block
- Discovery 42 in the KG - D6 Block

INTERNATIONAL OPERATIONS

Reliance expanded its International footprint in Exploration and Production:

- Executed two Production Sharing Contracts in Kurdistan (Iraq)
- Acquired acreage in Peru by farming in three on-land blocks, including one block in which Reliance is the operator
- Reliance farmed out 25% participating interest in Block K located in East Timor
- Acquired one exploration block (Block 155) in Peru in partnership with Plus Petrol, CNPC and Petro Peru

The International business comprises of 15 blocks with acreage of over 108,000 square kilometers – 4 in Peru, 3 in Yemen (1 producing and 2 exploratory), 2 each in Oman, Kurdistan and Colombia, 1 each in East Timor and Australia. The average production at the Yemen Block 9 was over 4,500 barrels per day.

REFINING & MARKETING BUSINESS

4Q FY09	3Q FY09	4Q FY08	% Change wrt 4QFY08	(In Rs. Crore)	FY09	FY08	% Change
21,631	21,740	28,686	-24.6%	Segment Revenue	**112,351**	100,743	11.5%
1,953	1,881	2,839	-31.2%	Segment EBIT	**9,648**	10,332	-6.6%
9.0%	8.7%	9.9%		EBIT Margin (%)	**8.6%**	10.3%	
9.9	10.0	15.5		GRM ($ / bbl)	**12.2**	15.0	

The Jamnagar refinery processed 32.0 million tonnes of crude, a utilization rate of 97% as compared to 31.8 million tonnes of crude oil processed during the previous year. Average refinery utilization was 83.0% in North America, 81.9% in Europe and 80.5% in the Asia-Pacific region.

Revenue for the refining and marketing segment increased by 11.5% from Rs 100,743 crore to Rs. 112,351 crore (US$ 22.2 billion) mainly due to high product prices driven by high crude oil prices during first half of the year. Increase in prices accounted for 6.0% of growth in revenue while higher volumes accounted for 5.5%. Exports of refined products were at US$ 14.0 billion. This accounted for 21.0 million tonnes of product as compared to 22.1 million tonnes in the previous year.

The Gross Refining Margin (GRM) for the year ended 31st March 2009 was at US$ 12.2 / bbl as against US$ 15.0 / bbl in the previous year. Refinery product cracks witnessed high volatility during the year. The product cracks were very strong during the first half however; the cracks declined sharply in the second half on the back of lower crude prices and demand contraction. During the same period, EBIT for the refining business was at Rs. 9,648 crore (US$ 1.9 billion), a decrease of 6.6% while EBIT margin decreased to 8.6% as compared to 10.3% in the previous year, both reflecting the lower refining margin environment.

RIL has surrendered the EOU status for its refinery. The refinery will now operate as a non EOU refinery with effect from 16th April 2009 to cater to increasing demand of petroleum products in the country.

RIL incorporated wholly owned subsidiaries in two key global markets, London and Singapore to increase the flexibility in refinery operations and supply of products globally.

PETROCHEMICALS BUSINESS

4Q FY09	3Q FY09	4Q FY08	% Change wrt 4QFY 08	(In Rs. Crore)	FY09	FY08	% Change
9,724	12,623	14,119	-31.1%	Segment Revenue	**52,767**	53,000	-0.4%
1,722	1,657	1,466	17.5%	Segment EBIT	**6,855**	7,113	-3.6%
17.7%	13.1%	10.4%		EBIT Margin (%)	**13.0%**	13.4%	
4.7	4.6	5.1		Production (kT)	**19.2**	19.6	

Polymer (PP, PE and PVC) production volumes decreased by 9% to 3,076 KT. Production was lower primarily on account of planned shutdown of Polypropylene (PP) plant at Jamnagar in October 2008 to improve product swing capability and yield. RIL produced 1,755 KT of ethylene and 696 KT of propylene, a decrease of 7% each over the previous year primarily due to lower Propane cracking.

Polyester (PFY, PSF and PET) production volume decreased by 2% to 1,534 KT. RIL has maintained its focus on specialty products which account for 55% of PSF and 38% of PFY production. RIL's fibre intermediates (PX, PTA and MEG) production decreased by 3% to 4,583 KT during the year.

Revenue for the petrochemicals segment for the year decreased marginally from Rs 53,000 crore to Rs. 52,767 crore (US$ 10.4 billion).

During the year ended 31st March 2009, EBIT for the petrochemicals business was at Rs. 6,855 crore (US$ 1.4 billion), a decrease of 3.6% while EBIT margin decreased to 13.0% as compared to 13.4% in the previous year. The financial year 2008-09 witnessed steep volatility in product as well as raw material prices primarily on account of volatile crude prices and economic scenario. The first half of the year witnessed high margins with historical high price base while the second half was marked by de-stocking, price correction and demand contraction with eventual recovery. During the year, the domestic demand for most of the petrochemical products remained strong with polymers demand higher by 4%, polyester by 8% and fibre intermediates by 6%.

RELIANCE PETROLEUM LIMITED (RPL)

Reliance Petroleum Limited (RPL) started crude processing on 25th December 2008 and achieved successful production of various products. RPL despatched its first parcel of refinery products in January 2009.

RPL has also declared its first un-audited quarterly results today. During the year, RPL processed 3.6 million tonnes of crude with revenue of Rs. 3,678 crore (US$ 725 million) and the net profit of Rs. 84 crore (US$ 17 million).

RELIANCE RETAIL LIMITED (RRL)

Reliance Retail continues to consolidate its presence and operations with more than 900 stores in over 80 cities where it is operational today. It has also started rolling out the stores under various joint ventures viz., Marks and Spencer Reliance India Private Limited and Reliance Vision express Private Limited. eOffice Planet Private Limited, Reliance's joint venture with Office Depot has expanded its footprint across India for better serving its customers.

Media Release

Reliance
Industries Limited

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED 31st MARCH 2009

(Rs. in crore, except per share data)

Sr. No.	Particulars	Quarter Ended 31st March		Year Ended 31st March	
		2009	2008	2009	2008 (Audited)
1.	Turnover	29,073	38,697	150,771	139,269
	Less: Excise Duty / Service Tax Recovered	711	1,411	4,480	5,826
2.	**Net Turnover**	**28,362**	**37,286**	**146,291**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	2,077	1,232	1,821	1,867
	b) Consumption of raw materials	12,384	25,664	97,150	90,304
	c) Purchases	5,807	1,202	10,154	6,008
	d) Staff cost	514	576	2,358	2,119
	e) Depreciation	1,327	1,380	5,059	4,847
	f) Other expenditure	2,143	2,594	11,413	9,839
	g) Total Expenditure	**24,252**	**32,648**	**127,955**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	**4,110**	**4,638**	**18,336**	**18,459**
5.	Other Income	993	289	2,033	895
6.	**Profit before interest and exceptional items**	**5,103**	**4,927**	**20,369**	**19,354**
7.	Interest and Finance Charges	477	272	1,692	1,077
8.	Exceptional Item	(370)	(0)	(370)	4,733
9.	**Profit before tax**	**4,256**	**4,655**	**18,307**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	485	544	2,128	2,652
11.	Provision for Deferred Tax	225	199	900	900
12.	**Net Profit after tax**	**3,546**	**3,912**	**15,279**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**3,874**	**3,912**	**15,607**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each	1,574	1,454	**1,574**	**1,454**
15.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year				77,442
16.	Earnings per share (of Rs. 10)				
	Basic	23.4	26.9	101.0	133.9
	Diluted	23.4	26.9	101.0	133.9
17.	Earnings per share (of Rs. 10) [excluding exceptional item]				
	Basic	25.6	26.9	103.2	105.0
	Diluted	25.6	26.9	103.2	105.0
18.	Public shareholding [including shares held by subsidiary companies on which no voting rights are exercisable]				
	- Number of Shares (in crores)	74.82	65.30	74.82	65.30
	- Percentage of Shareholding (%)	47.54	44.92	47.54	44.92
19.	Promoters and Promoter Group shareholding				
	a) Pledged / Encumbered				
	- Number of Shares (in crores)	-	-	-	-
	- Percentage of Total Promoters and Promoter Group Shareholding (%)	-	-	-	-
	- Percentage of Total Share Capital of Company (%)	-	-	-	-
	b) Non - Encumbered				
	- Number of Shares (in crores)	77.17	74.67	77.17	74.67
	- Percentage of Total Promoters and Promoter Group Shareholding (%)	100.00	100.00	100.00	100.00
	- Percentage of Total Share Capital of Company (%)	49.03	51.37	49.03	51.37

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Reliance Petroleum Limited (RPL), with the Company from the appointed date of 1st April, 2008, has been approved by the shareholders and creditors of both the companies and submitted to the Hon'ble High Courts of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act, 1956. Upon receipt of statutory approvals, the Scheme will be given effect to in the audited financial statements for the year ended 31st March 2009.

3. The Company has granted 50,100 Options during the year to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. The options vest over a period of 7 years from the date of grant based on specified criteria.

4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. The Company has also revalued plant, equipment and buildings situated at Gandhar and Nagothane on 1st January 2009 and the incremental value on revaluation amounting to Rs 12,901 crore (US$ 2,544 million) has been credited to Revaluation Reserve. Consequent to revaluation, there was an additional charge for depreciation of Rs. 1,987 crore (US$ 392 million) for the year ended 31st March 2009 which has been withdrawn from the Reserves. This has no impact on the profit for the year.

5. The company's refinery at Jamnagar exited the EOU scheme with effect from 16th April 2009.

6. The company commenced gas production from KG D6 basin (D1 / D3 discoveries) from 02nd April 2009.

7. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets. This was a matter of reference in the Limited Review Report. However, pursuant to the retrospective amendment (with effect from 7th December 2006) to Accounting Standard (AS 11) on "Effects of Changes in Foreign Exchange Rates" vide GSR Notification 225(E) dated 31st March 2009, the above accounting treatment followed by the Company is consistent with the revised AS 11.

8. During the year ending 31st March 2009, Reliance People Serve Limited, Reliance Infrastructure Management Services Limited, Reliance Global Business, B.V., Reliance Gas Corporation Limited, Reliance Global Energy Services Limited, Reliance One Enterprises Limited, Reliance Personal Electronics Limited, Reliance Global Energy Services (Singapore) Pte Limited, Reliance Polymers (India) Private Limited, Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, Reliance Chemicals Private Limited, Reliance Universal Enterprises Private Limited, International Oil Trading Limited, Reliance Nutritional Food Processors Private Limited, Reliance Review Cinema Private Limited, Reliance Replay Gaming Private Limited, RIL USA Inc, Reliance Commercial Land Infrastructure Private Limited, Reliance Corporate IT Park Limited, Reliance Eminent Trading & Commercial Private Limited, Reliance Progressive Traders Private Limited, Reliance Prolific Traders Private Limited, Reliance Universal Traders Private Limited, Reliance Prolific Commercial Private Limited, Reliance Comtrade Private Limited, Reliance Ambit Trade Private Limited, Reliance Petro Marketing Private Limited, LPG Infrastructure (India) Private Limited and Reliance Infosolution Private Limited have become subsidiaries of the Company and Abcus Retail Private Limited ceased to be a subsidiary.

9. Exceptional item of Rs. 370 crore (US$ 73 million) represent provision made towards estimated claims on account of subsidiaries.

10. Provision for Current Tax for the year ended 31st March 2009 includes provision for Fringe Benefit Tax of Rs. 54 crore (US$ 10.7 million).

11. There were no investors' complaints pending as on 1st January 2009. All the 1,053 complaints received during the quarter ended 31st March 2009 were resolved and no complaints were outstanding as on 31st March 2009.

12. The audit committee reviewed the above results. The Board of Directors at its meeting held on 23rd April 2009 approved the above results and its release. The statutory auditors of the Company have carried out a Limited Review of the results for the year ended 31st March 2009.

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

Media Release

Reliance
Industries Limited

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / YEAR ENDED 31st MARCH 2009

Rs. Crore

		Quarter Ended 31st March				Year Ended 31st March			
		2009		2008		2009		2008 (Audited)	
1.	**Segment Revenue**								
	- Petrochemicals	9,724		14,119		52,767		53,000	
	- Refining	21,631		28,686		112,351		100,743	
	- Oil and Gas	736		828		3,489		2,702	
	- Others	210		342		638		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**32,301**		**43,975**		**169,246**		**157,223**	
	Less: Inter Segment Transfers	3,228		5,278		18,474		17,954	
	Turnover	**29,073**		**38,697**		**150,771**		**139,269**	
	Less: Excise Duty Recovered on Sales	711		1,411		4,480		5,826	
	Net Turnover		**28,362**		**37,286**		**146,291**		**133,443**
2.	**Segment Results**								
	- Petrochemicals	1,722		1,466		6,855		7,113	
	- Refining	1,953		2,839		9,648		10,332	
	- Oil and Gas	473		447		2,226		1,503	
	- Others	12		9		37		40	
	Total Segment Profit before Interest and Tax		**4,160**		**4,761**		**18,766**		**18,988**
	(i) Interest Expense		(477)		(272)		(1,692)		(1,077)
	(ii) Interest Income		712		248		1,514		662
	(iii) Other Unallocable Income Net of Expenditure		231		(82)		89		(296)
	Profit before Tax and exceptional items		**4,626**		**4,655**		**18,677**		**18,277**
	Exceptional Item		(370)				(370)		4,733
	Profit before Tax		**4,256**		**4,655**		**18,307**		**23,010**
	(i) Provision for Current Tax [including Fringe Benefit tax]		(485)		(544)		(2,128)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(199)		(900)		(900)
	Profit after Tax		**3,546**		**3,912**		**15,279**		**19,458**
	Profit after Tax [excluding effect of exceptional item]		**3,874**		**3,912**		**15,607**		**15,261**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**								
	- Petrochemicals		41,632		30,758		41,632		30,758
	- Refining		46,806		42,141		46,806		42,141
	- Oil and Gas		44,673		26,391		44,673		26,391
	- Others		7,255		6,447		7,255		6,447
	- Unallocated Corporate		44,651		20,064		44,651		20,064
	Total Capital Employed		185,017		125,801		185,017		125,801

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

Notes to Standalone Segment Information for the Quarter / Year Ended 31st March 2009

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

Registered Office:
Maker Chambers IV
3rd Floor, 222, Nariman Point
Mumbai 400 021, India

Corporate Communications
Maker Chambers IV
9th Floor, Nariman Point
Mumbai 400 021, India

Telephone : (+91 22) 2278 5000
Telefax : (+91 22) 2278 5185
Internet : www.ril.com

Reliance
Industries Limited

April 23, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Fax No: 2272 3121 / 2272 2037

Trading Symbol: "RELIANCE EQ"

Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Unaudited Financial Results for the quarter/ year ended March 31, 2009

In continuation of our letter dated April 15, 2009, pursuant to Clause 41 of the Listing Agreement, we are enclosing the Unaudited Financial Results of the Company for the quarter/year ended March 31, 2009, duly approved by the Board of Directors of the Company at its meeting held today.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President and Company Secretary

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Name of the Company: **Reliance Industries Limited**

Registered Office : 3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai 400 021

UNAUDITED FINANCIAL RESULTS
FOR THE QUARTER / YEAR ENDED 31st MARCH 2009

(Rs. in crore, except per share data)

Sr. No.	Particulars	Quarter Ended 31st March		Year Ended 31st March	
		2009	2008	2009	2008 (Audited)
1.	Turnover	29,073	38,697	150,771	139,269
	Less: Excise Duty / Service Tax Recovered	711	1,411	4,480	5,826
2.	**Net Turnover**	**28,362**	**37,286**	**146,291**	**133,443**
3.	a) (Increase) / decrease in stock in trade / work in progress	2,077	1,232	1,821	1,867
	b) Consumption of raw materials	12,384	25,664	97,150	90,304
	c) Purchases	5,807	1,202	10,154	6,008
	d) Staff cost	514	576	2,358	2,119
	e) Depreciation	1,327	1,380	5,059	4,847
	f) Other expenditure	2,143	2,594	11,413	9,839
	g) Total Expenditure	**24,252**	**32,648**	**127,955**	**114,984**
4.	**Profit from Operations before other income, interest and exceptional items**	**4,110**	**4,638**	**18,336**	**18,459**
5.	Other Income	993	289	2,033	895
6.	**Profit before interest and exceptional items**	**5,103**	**4,927**	**20,369**	**19,354**
7.	Interest and Finance Charges	477	272	1,692	1,077
8.	Exceptional Item	(370)	(0)	(370)	4,733
9.	**Profit before tax**	**4,256**	**4,655**	**18,307**	**23,010**
10.	Provision for Current Tax [including Fringe Benefit tax]	485	544	2,128	**2,652**
11.	Provision for Deferred Tax	225	199	900	900
12.	**Net Profit after tax**	**3,546**	**3,912**	**15,279**	**19,458**
13.	**Net Profit after tax [excluding effect of exceptional item]**	**3,874**	**3,912**	**15,607**	**15,261**
14.	Paid up Equity Share Capital, Equity Shares of Rs. 10/- each	1,574	1,454	**1,574**	**1,454**
15.	Reserves excluding revaluation reserves (as per audited balance sheet) of previous accounting year				77,442
16.	**Earnings per share (of Rs. 10)**				
	Basic	23.4	26.9	101.0	133.9
	Diluted	23.4	26.9	101.0	133.9
17.	**Earnings per share (of Rs. 10) [excluding exceptional item]**				
	Basic	25.6	26.9	103.2	105.0
	Diluted	25.6	26.9	103.2	105.0
18.	**Public shareholding [including shares held by subsidiary companies on which no voting rights are exercisable]**				
	- Number of Shares (in crores)	74.82	65.30	74.82	65.30
	- Percentage of Shareholding (%)	47.54	44.92	47.54	44.92
19.	**Promoters and Promoter Group shareholding**				
	a) Pledged / Encumbered				
	- Number of Shares (in crores)	-	-	-	-
	- Percentage of Total Promoters and Promoter Group Shareholding (%)	-	-	-	-
	- Percentage of Total Share Capital of Company (%)	-	-	-	-
	b) Non - Encumbered				
	- Number of Shares (in crores)	77.17	74.67	77.17	74.67
	- Percentage of Total Promoters and Promoter Group Shareholding (%)	100.00	100.00	100.00	100.00
	- Percentage of Total Share Capital of Company (%)	49.03	51.37	49.03	51.37

Notes:

1. The figures for the corresponding periods have been restated, wherever necessary, to make them comparable.

2. The Scheme of amalgamation of Reliance Petroleum Limited (RPL), with the Company from the appointed date of 1st April, 2008, has been approved by the shareholders and creditors of both the companies and submitted to the Hon'ble High Courts of judicature at Mumbai and Gujarat for sanction u/s 391 and 394 of the Companies Act, 1956. Upon receipt of statutory approvals, the Scheme will be given effect to in the audited financial statements for the year ended 31st March 2009.

3. The Company has granted 50,100 Options during the year to the eligible employees for subscribing to equivalent number of fully paid-up equity shares of the Company. The options vest over a period of 7 years from the date of grant based on specified criteria.

4. The Company had revalued plant, equipment and buildings situated at Patalganga, Hazira, Naroda and Jamnagar in earlier years. The Company has also revalued plant, equipment and buildings situated at Gandhar and Nagothane on 1st January 2009 and the incremental value on revaluation amounting to Rs 12,901 crore (US$ 2,544 million) has been credited to Revaluation Reserve. Consequent to revaluation, there was an additional charge for depreciation of Rs. 1,987 crore (US$ 392 million) for the year ended 31st March 2009 which has been withdrawn from the Reserves. This has no impact on the profit for the year.

5. The company's refinery at Jamnagar exited the EOU scheme with effect from 16th April 2009.

6. The company commenced gas production from KG D6 basin (D1 / D3 discoveries) from 02nd April 2009.

7. The Company has continued to adjust the foreign currency exchange differences on amounts borrowed for acquisition of fixed assets, to the carrying cost of fixed assets. This was a matter of reference in the Limited Review Report. However, pursuant to the retrospective amendment (with effect from 7th December 2006) to Accounting Standard

(AS 11) on "Effects of Changes in Foreign Exchange Rates" vide GSR Notification 225(E) dated 31st March 2009, the above accounting treatment followed by the Company is consistent with the revised AS 11.

8. During the year ending 31st March 2009, Reliance People Serve Limited, Reliance Infrastructure Management Services Limited, Reliance Global Business, B.V., Reliance Gas Corporation Limited, Reliance Global Energy Services Limited, Reliance One Enterprises Limited, Reliance Personal Electronics Limited, Reliance Global Energy Services (Singapore) Pte Limited, Reliance Polymers (India) Private Limited, Reliance Polyolefins Private Limited, Reliance Aromatics and Petrochemicals Private Limited, Reliance Energy and Project Development Private Limited, Reliance Chemicals Private Limited, Reliance Universal Enterprises Private Limited, International Oil Trading Limited, Reliance Nutritional Food Processors Private Limited, Reliance Review Cinema Private Limited, Reliance Replay Gaming Private Limited, RIL USA Inc, Reliance Commercial Land Infrastructure Private Limited, Reliance Corporate IT Park Limited, Reliance Eminent Trading & Commercial Private Limited, Reliance Progressive Traders Private Limited, Reliance Prolific Traders Private Limited, Reliance Universal Traders Private Limited, Reliance Prolific Commercial Private Limited, Reliance Comtrade Private Limited, Reliance Ambit Trade Private Limited, Reliance Petro Marketing Private Limited, LPG Infrastructure (India) Private Limited and Reliance Infosolution Private Limited have become subsidiaries of the Company and Abcus Retail Private Limited ceased to be a subsidiary.

9. Exceptional item of Rs. 370 crore (US$ 73 million) represent provision made towards estimated claims on account of subsidiaries.

10. Provision for Current Tax for the year ended 31st March 2009 includes provision for Fringe Benefit Tax of Rs. 54 crore (US$ 10.7 million).

11. There were no investors' complaints pending as on 1st January 2009. All the 1,053 complaints received during the quarter ended 31st March 2009 were resolved and no complaints were outstanding as on 31st March 2009.

12. The audit committee reviewed the above results. The Board of Directors at its meeting held on 23rd April 2009 approved the above results and its release. The statutory auditors of the Company have carried out a Limited Review of the results for the year ended 31st March 2009.

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER / YEAR ENDED 31st MARCH 2009

Rs. Crore

		Quarter Ended 31st March				Year Ended 31st March			
		2009		2008		2009		2008 (Audited)	
1.	**Segment Revenue**								
	- Petrochemicals	9,724		14,119		52,767		53,000	
	- Refining	21,631		28,686		112,351		100,743	
	- Oil and Gas	736		828		3,489		2,702	
	- Others	210		342		638		778	
	Gross Turnover (Turnover and Inter Divisional Transfers)	**32,301**		**43,975**		**169,246**		**157,223**	
	Less: Inter Segment Transfers	3,228		5,278		18,474		17,954	
	Turnover	**29,073**		**38,697**		**150,771**		**139,269**	
	Less: Excise Duty Recovered on Sales	711		1,411		4,480		5,826	
	Net Turnover		**28,362**		**37,286**		**146,291**		**133,443**
2.	**Segment Results**								
	- Petrochemicals	1,722		1,466		6,855		7,113	
	- Refining	1,953		2,839		9,648		10,332	
	- Oil and Gas	473		447		2,226		1,503	
	- Others	12		9		37		40	
	Total Segment Profit before Interest and Tax		**4,160**		**4,761**		**18,766**		**18,988**
	(i) Interest Expense		(477)		(272)		(1,692)		(1,077)
	(ii) Interest Income		712		248		1,514		662
	(iii) Other Unallocable Income Net of Expenditure		231		(82)		89		(296)
	Profit before Tax and exceptional items		**4,626**		**4,655**		**18,677**		**18,277**
	Exceptional Item		(370)				(370)		4,733
	Profit before Tax		**4,256**		**4,655**		**18,307**		**23,010**
	(i) Provision for Current Tax [including Fringe Benefit tax]		(485)		(544)		(2,128)		(2,652)
	(ii) Provision for Deferred Tax		(225)		(199)		(900)		(900)
	Profit after Tax		**3,546**		**3,912**		**15,279**		**19,458**
	Profit after Tax [excluding effect of exceptional item]		**3,874**		**3,912**		**15,607**		**15,261**
3.	**Capital Employed (Segment Assets – Segment Liabilities)**								
	- Petrochemicals		41,632		30,758		41,632		30,758
	- Refining		46,806		42,141		46,806		42,141
	- Oil and Gas		44,673		26,391		44,673		26,391
	- Others		7,255		6,447		7,255		6,447
	- Unallocated Corporate		44,651		20,064		44,651		20,064
	Total Capital Employed		**185,017**		**125,801**		**185,017**		**125,801**

Notes to Standalone Segment Information for the Quarter / Year Ended 31st March 2009

1. As per Accounting Standard 17 on Segment Reporting (AS 17), the Company has reported "Segment Information", as described below:

   a) The **petrochemicals** segment includes production and marketing operations of petrochemical products namely, High and Low density Polyethylene, Polypropylene, Polyvinyl Chloride, Polyester Yarn, Polyester Fibres, Purified Terephthalic Acid, Paraxylene, Ethylene Glycol, Olefins, Aromatics, Linear Alkyl Benzene, Butadiene, Acrylonitrile, Polybutadiene Rubber, Caustic Soda and Polyethylene Terephthalate.

   b) The **refining** segment includes production and marketing operations of the petroleum products.

   c) The **oil and gas** segment includes exploration, development and production of crude oil and natural gas.

   d) The smaller business segments not separately reportable have been grouped under the **"others"** segment.

   e) Capital employed on other investments / assets and income from the same are considered under "un-allocable"

For Reliance Industries Limited

Mukesh D Ambani
Chairman & Managing Director

April 23, 2009

Reliance
Industries Limited

RECEIVED
2009 APR 28 A 6:19

April 23, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: 500325

Fax No: 2272 3121 / 2272 2037

Trading Symbol: "RELIANCE EQ"

Fax No. 2659 8237 / 38

Dear Sirs,

Sub: Secretarial Audit Report for the quarter ended March 31, 2009

We forward herewith the Secretarial Audit Report from M/s Dayal & Lohia., Chartered Accountants, Mumbai, certifying the admitted capital with both the Depositories, total issued capital and the listed capital for the quarter ended March 31, 2009 in compliance with SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002. This Audit Report was noted by the Board of directors of the Company at its meeting held today i.e. April 23, 2009.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: As above.

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

dayal and lohia
chartered accountants

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2009**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	157 37 98 233	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	157 37 98 033	100.000
12	Held in dematerialised form in CDSL	2 69 93 867	01.715
13	Held in dematerialised form in NSDL	149 10 66 101	94.743
14	Physical	5 57 38 065	03.542
15	Total No. of Shares (12+13+14)	157 37 98 033	

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

kamanwala chambers, 1st floor, office nos.6&7, sir p.m. road, fort, mumbai - 400 001.
phones: 91-22-6637 2969-70 ▯ fax: 91-22-6637 2949 ▯ e-mail: contact@dayalandlohia.com

16 Reasons for difference if any, between :

a) (10 & 11) :	a) Listing permission for 200 shares obtained from BSE on April 16, 2009 and NSE on April 17, 2009.
b) (10 & 15) :	b) Credit of 200 shares given to the allottee on April 15, 2009.
c) (11 & 15) :	N.A.

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
ESOS allotment on 04.02.2009	400	Applied for listing at NSE and BSE	Listed on NSE and BSE	YES	YES	In-Principle Approval received from NSE and BSE
ESOS allotment on 31.03.2009	200	Applied for listing at NSE and BSE	Listed on NSE and BSE	YES	YES	In-Principle Approval received from NSE and BSE

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	118	8 717	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	1	60	Delay in receipt of Physical DRF & Share Certificates from DP.
	511	39 353	Processed Under NOL
	19	1 260	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**649**	**49 390**	
Pending for more than 21 days (as on 31.03.2009)	1	8	Non - receipt of Physical DRF & Share Certificates from DP
	2	400	Delay in receipt of Physical DRF & Share Certificates from DP and Being Processed Under NOL.
Total	**3**	**408**	

DAYAL AND LOHIA MUMBAI CHARTERED ACCOUNTANTS

dayal and lohia
chartered accountants

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Vinod M Ambani Tel No : 022 - 2278 5307 Fax No : 022 - 2278 5081
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

ANIL LOHIA
(PARTNER)
M. No.: 31626

Place: Mumbai
Date : 17 April, 2009

dayal and lohia
chartered accountants

The Board of Directors
Reliance Industries Limited
3rd Floor, Maker Chambers IV
222, Nariman Point
Mumbai - 400 021

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Industries Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**March 31, 2009**
2	ISIN	INE002A01018
3	Face Value	Rs. 10/- per Equity Share
4	Name of the Company	Reliance Industries Limited
5	Registered Office Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
6	Correspondence Address	3rd Floor, Maker Chambers IV, 222, Nariman Point, Mumbai - 400021
7	Telephone & Fax Nos.	Tel No : 022 - 2278 5211 Fax No : 022 - 2278 5110
8	Email address	investor_relations@ril.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited, Mumbai

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	157 37 98 233	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *(as per company records)*	157 37 98 033	100.000
12	Held in dematerialised form in CDSL	2 69 93 867	01.715
13	Held in dematerialised form in NSDL	149 10 66 101	94.743
14	Physical	5 57 38 065	03.542
15	Total No. of Shares (12+13+14)	157 37 98 033	

DAYAL AND LOHIA ★ CHARTERED ACCOUNTANTS ★ MUMBAI

16 Reasons for difference if any, between :

a) (10 & 11) :	a) Listing permission for 200 shares obtained from BSE on April 16, 2009 and NSE on April 17, 2009.
b) (10 & 15) :	b) Credit of 200 shares given to the allottee on April 15, 2009.
c) (11 & 15) :	N.A.

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending for SE (Specify Names)
ESOS allotment on 04.02.2009	400	Applied for listing at NSE and BSE	Listed on NSE and BSE	YES	YES	In-Principle Approval received from NSE and BSE
ESOS allotment on 31.03.2009	200	Applied for listing at NSE and BSE	Listed on NSE and BSE	YES	YES	In-Principle Approval received from NSE and BSE

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regard to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	No. of shares	Reasons for delay
Confirmed after 21 Days	118	8 717	Delay in receipt of Physical DRF & Share Certificates from DP and Processed Under NOL.
	1	60	Delay in receipt of Physical DRF & Share Certificates from DP.
	511	39 353	Processed Under NOL
	19	1 260	Rejected since Physical DRF & Share Certificates not received from DP within 30 Days
Total	**649**	**49 390**	
Pending for more than 21 days (as on 31.03.2009)	1	8	Non - receipt of Physical DRF & Share Certificates from DP
	2	400	Delay in receipt of Physical DRF & Share Certificates from DP and Being Processed Under NOL.
Total	**3**	**408**	

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. Vinod M Ambani Tel No : 022 - 2278 5307 Fax No : 022 - 2278 5081
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949 Name&Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. 46, Avenue 4, Street No.1, Banjara Hills, Hyderabad-500 034

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA.

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
(PARTNER)
M. No.: 31626

Place: Mumbai
Date : 17 April, 2009

Reliance
Industries Limited

RECEIVED
2009 APR 28 A 6:19

April 23, 2009

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	-	April 23, 2009	Continual disclosure as on March 31, 2009 of the Company under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Reliance
Industries Limited

April 23, 2009

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

National Stock Exchange of India Limited
Exchange Plaza
Plot No. C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code: **500325**

Trading Symbol: **"RELIANCE EQ"**

Fax No: **2272 3121 / 2272 2037**

Fax No. **2659 8237 / 38**

Dear Sirs,

Sub : Continual disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997.

We are enclosing disclosure under Regulation 8(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 for the financial year ended March 31, 2009.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
B P 165, L – 2011
Luxembourg
Fax No: 00352 4590 2010

Details of share holding {obtained u/r 8(1) & 8(2) from acquirer(s)} by target company to Stock Exchanges, in terms of Regulation 8(3) of SEBI(Substantial Acquisition of Shares & Takeovers) Regulations 1997

Name of the Target company (Reporting company)	Reliance Industries Limited
Date of reporting	As on March 31, 2009
Name of Stock Exchanges where shares of reporting Company are listed	Bombay Stock Exchange Limited National Stock Exchange of India Limited

(I) Information about persons holding more than 15% shares or voting rights (VRs)

Names of persons holding more than 15% shares or voting rights	Details of Share holding/Voting Rights (in Number and %) of persons mentioned at (I) as informed u/r 8(1) to target company).											
Names	As on March 31, 2009		As on March 31, 2008		Changes if any between (A) & (B)		As on Book Closure for dividend (for the year 2008-09)		As on Book Closure for dividend (for the year 2007-08)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
NIL	NOT APPLICABLE						NIL	NIL	NIL	NIL	NIL	NIL

(II) Promoter(s) or every person having control over a company and also persons acting in concert with him

Names of the promoters/ person having control/ persons acting in concert	Share holding / Voting rights (in number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)											
Names	As on March 31, 2009		As on March 31, 2008		Changes if any between (A) & (B)		As on Book Closure for the year 2008-09)		As on book Closure for the year 2007-08)		Changes if any between (D) & (E)	
	(A)		(B)		(C)		(D)		(E)		(F)	
	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%	Shares/VR	%
*Promoter(s) or every person having control over a company - As per Annexure A attached	77 16 98 164	49.03	74 67 04 874	51.37	2 49 93 290	-2.33	NOT APPLICABLE					
TOTAL	77 16 98 164	49.03	74 67 04 874	51.37	2 49 93 290	-2.33						

For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Place : Mumbai
Date : April 23, 2009

Annexure A

Reliance Industries Limited
Disclosure under regulation 8(3)

Sr No	Name	As on 31st March, 2009		As on 31st March, 2008		Changes, if any	
		No of shares	%	No of shares	%	No of shares	%
		(a)	(b)	(c)	(d)	(a) - (c)	
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	6.65	10 46 60 154	7.20		-0.55
2	Bahar Trading Private Limited	7 86 47 728	5.00	4 41 47 728	3.04	3 45 00 000	1.96
3	Eklavya Mercantile Private Limited	7 86 37 013	5.00	6 13 37 013	4.22	1 73 00 000	0.78
4	Bhumika Trading Private Limited	7 86 15 983	5.00	6 14 15 983	4.22	1 72 00 000	0.77
5	Anumati Mercantile Private Limited	7 82 63 407	4.97	4 39 18 407	3.02	3 43 45 000	1.95
6	Ekansha Enterprise Private Limited	7 76 36 240	4.93	6 22 86 240	4.28	1 53 50 000	0.65
7	Farm Enterprises Limited	4 60 38 645	2.93	4 60 38 645	3.17		-0.24
8	Madhuban Merchandise Private Limited	3 42 33 723	2.18	3 42 33 723	2.36		-0.18
9	Sanatan Textrade Private Limited	3 41 30 009	2.17	3 41 30 009	2.35		-0.18
10	Amur Trading Private Limited	3 30 04 017	2.10	3 30 04 017	2.27		-0.17
11	Tresta Trading Private Limited	3 29 11 094	2.09	3 29 11 094	2.26		-0.17
12	Ornate Traders Private Limited	3 22 07 491	2.05	3 22 07 491	2.22		-0.17
13	Krish Commercials Private Limited	1 54 84 125	0.98	100	0.00	1 54 84 025	0.98
14	Reliance Consolidated Enterprises Private Limited	1 49 76 149	0.95	1 49 76 149	1.03		-0.08
15	Aavaran Textiles Private Limited	1 32 58 167	0.84	1 32 58 167	0.91		-0.07
16	Smt.K D Ambani	36 65 227	0.23	36 65 227	0.25		-0.02
17	Pams Investments and Trading Company Private Limited	31 84 983	0.20	31 84 983	0.22		-0.02
18	Shri.M D Ambani	18 07 923	0.11	18 07 923	0.12		-0.01
19	Smt.Nita Ambani	16 99 073	0.11	16 99 073	0.12		-0.01
20	Ms.Isha M Ambani	16 82 195	0.11	16 82 195	0.12		-0.01
21	Master Akash M Ambani	16 81 595	0.11	16 81 595	0.12		-0.01
22	Fidelity Shares and Securities Private Limited	15 25 055	0.10	15 25 055	0.10		-0.01
23	Reliance Welfare Association	12 52 734	0.08	12 27 734	0.08	25 000	0.00
24	Terene Industries Private Limited	7 18 480	0.05	4 68 480	0.03	2 50 000	0.01
25	Guruvas Textiles Private Limited	4 65 000	0.03	0	0.00	4 65 000	0.03
26	Synergy Synthetics Private Limited	3 74 401	0.02	3 74 401	0.03		0.00
27	Vita Investments and Trading Company Private Limited	3 08 395	0.02	3 08 395	0.02		0.00
28	Reliance Consultancy Services Private Limited	2 52 922	0.02	2 52 922	0.02		0.00
29	Silvassa Hydrocarbons and Investments Private Limited	1 57 581	0.01	4 07 581	0.03	- 2 50 000	-0.02
30	Reliance Industrial Infrastructure Limited	86 000	0.01	86 000	0.01		0.00
31	Deccan Finvest Private Limited	68 795	0.00	68 795	0.00		0.00
32	Master Anant M Ambani	50 000	0.00	50 000	0.00		0.00
33	Jogiya Traders Private Limited	10 010	0.00	10 010	0.00		0.00
34	Hercules Investments Private Limited	1 000	0.00	1 000	0.00		0.00
35	Nikhil Investments Company Private Limited	1 000	0.00	1 000	0.00		0.00
36	Real Fibres Private Limited	1 000	0.00	1 000	0.00		0.00
37	Jagdanand Investments and Trading Company Private Limited	150	0.00	150	0.00		0.00
38	Jagdishvar Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
39	Kankhal Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
40	Kardam Commercials Private Limited	100	0.00	100	0.00		0.00
41	Kedareshwar Investments and Trading Company Private Limited	100	0.00	100	0.00		0.00
42	Kshitij Commercials Private Limited	100	0.00	100	0.00		0.00
43	Nityapriya Commercials Private Limited	100	0.00	100	0.00		0.00
44	Priyash Commercials Private Limited	100	0.00	100	0.00		0.00
45	Reliance Chemicals Private Limited	0	0.00	3 11 19 999	2.14	- 3 11 19 999	-2.14
46	Reliance Polyolefins Private Limited	0	0.00	3 05 97 462	2.10	- 3 05 97 462	-2.10
47	Reliance Life Sciences Private Limited	0	0.00	1 54 84 025	1.07	- 1 54 84 025	-1.07
48	Reliance Petroinvestments Limited	0	0.00	100	0.00	- 100	0.00
49	Reliance Universal Enterprises Private Limited	0	0.00	2 84 73 949	1.96	- 2 84 73 949	-1.96
50	Reliance Aromatics and Petrochemicals Private Limited	0	0.00	29 71 000	0.20	- 29 71 000	-0.20
51	Reliance Energy and Project Development Private Limited	0	0.00	10 29 000	0.07	- 10 29 000	-0.07
52	Reliance Universal Commercial Limited (Formerly known as Reliance Nutraceuticals Private Limited)	0	0.00	100	0.00	- 100	0.00
53	Reliance Global Commercial Limited (Formerly known as Reliance Pharmaceuticals (India) Private Limited)	0	0.00	100	0.00	- 100	0.00
	TOTAL	**77 16 98 164**	**49.03**	**74 67 04 874**	**51.37**	**2 49 93 290**	**-2.33**